UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share **

(Title of Class of Securities)

G9366M103

(CUSIP Number)

Zhonghan (John) Deng	Shengda Zan
Zhaowei (Kevin) Jin	Room 906, Bank of Shanghai Tower
Xiaodong (Dave) Yang	168 Middle Yincheng Road, Shanghai
15/F Shining Tower	People’s Republic of China
No. 35 Xueyuan Road
Haidian District, Beijing 100083
People’s Republic of China

With copies to:

Steven Liu, Esq.

Jerome J. Ku, Esq.

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Facsimile: + (8610) 5680 3889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on NASDAQ Global Market of American depositary shares, each representing four ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Zhonghan (John) Deng

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,969,560 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 10,969,560 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,969,560 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.19%

14.	TYPE OF REPORTING PERSON

IN

(1) This amount includes (a) 6,396,368 ordinary shares, (b) 15,000 American Depositary Shares (ADSs), representing 60,000 ordinary shares and (c) options to purchase 4,513,192 ordinary shares within 60 days of November 4, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Vimicro Beijing Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,513,192 ordinary shares

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 4,513,192 ordinary shares

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,513,192 ordinary shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.49%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Zhaowei (Kevin) Jin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,285,471 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 4,285,471 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,285,471 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.26%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) This amount includes (a) 2,093,619 ordinary shares, (b) 100,000 American Depositary Shares (ADSs), representing 400,000 ordinary shares and (c) options to purchase 1,791,852 ordinary shares within 60 days of November 4, 2015.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Vimicro Shenzhen Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,391,851 ordinary shares

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 1,391,851 ordinary shares

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,391,851 ordinary shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.08%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Shengda Zan (“Mr. Zan”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,530,000 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 35,530,000 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,530,000 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.44%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) This amount includes (i) 31,250,000 Ordinary Shares held by Alpha Spring Limited (“Alpha Spring”); and (ii) 4,280,000 Ordinary Shares in form of 1,070,000 ADSs directly held by Alpha Spring. Alpha Spring is wholly-owned by Nantong Zongyi Investment Co., Ltd. (“Nantong Zongyi”). Mr. Zan is a member of the board of directors and is the legal representative of Nantong Zongyi. Mr. Zan is also a shareholder holding more than 50% in Nantong Zongyi. Pursuant to Section 13(d) of the Act, each of Nantong Zongyi and Mr. Zan may be deemed to have the sole voting and dispositive powers with respect to the Ordinary Shares held by Alpha Spring.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Xiaodong (Dave) Yang

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,847,261 ordinary shares(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 10,847,261 ordinary shares(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,847,261 ordinary shares(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.38%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) This amount includes (a) 10,413,961 ordinary shares and (b) 108,325 American Depositary Shares (ADSs), representing 433,300 ordinary shares.

CUSIP No. G9366M103

1.	NAMES OF REPORTING PERSONS

Vimicro Tianjin Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,053,961 ordinary shares

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 9,053,961 ordinary shares

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,053,961 ordinary shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.00%

14.	TYPE OF REPORTING PERSON (see instructions)

CO

Preamble

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D filed by the Reporting Persons relating to the beneficial ownership of ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and American depositary shares (the “ADSs”), each representing four Ordinary Shares of the Issuer listed on the NASDAQ Global Market under the symbol “VIMC” (the “Issuer”) on August 17, 2015, as amended and supplemented by the Amendment No. 1 to the Schedule 13D filed on September 14, 2015 and the Amendment No. 2 to the Schedule 13D filed on September 25, 2015 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 3 have the same respective meanings provided to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D hereby amended and supplemented as follows:

On November 3, 2015, the Company, Parent and Merger Sub entered into an Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to the Merger Agreement”), pursuant to which, among other things, 4,453,192 ordinary shares and 15,000 ADSs beneficially owned by Mr. Zhonghan (John) Deng, and 1,391,851 ordinary shares and 100,000 ADSs beneficially owned by Mr. Zhaowei (Kevin) Jin are excluded from the Rollover Shares (as defined in the Amendment to the Merger Agreement) to be rolled over to the Parent.

Concurrently with the execution of the Amendment to the Merger Agreement, Parent, Merger Sub and the Rollover Shareholders entered into an Amendment No. 1 to the Rollover Agreement (the “Amendment to the Rollover Agreement”) in order to change the number of Shares and ADSs to be rolled over as part of the Merger.

Description of the Amendment to the Merger Agreement and the Amendment to the Rollover Agreement which are attached hereto as Exhibits 7.12 and 7.13 and incorporated by reference as if set forth in its entirety herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) – (b) The following disclosure assumes that there are 129,466,334 Ordinary Shares outstanding as of November 4, 2015, as provided by the Issuer.

Ordinary Shares are not listed for trading. Each Ordinary Shares is entitled to one vote on all matters subject to shareholder vote.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Consortium may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Description of the Amendment to the Merger Agreement and the Amendment to the Rollover Agreement which are attached hereto as Exhibits 7.12 and 7.13 and incorporated by reference as if set forth in its entirety herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.12:	Amendment No.1 to the Agreement and Plan of Merger, dated as of November 3, 2015.

Exhibit 7.13:	Amendment No.1 to the Rollover Agreement, dated as of November 3, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2015

ZHONGHAN (John) DENG

By:	/s/ Zhonghan (John) Deng

Vimicro Beijing Corporation

By:	/s/ Zhonghan (John) Deng
Name:	Zhonghan (John) Deng
Title:	Director

ZHAOWEI (Kevin) JIN

By:	/s/ Zhaowei (Kevin) Jin

Vimicro Shenzhen Corporation

By:	/s/ Zhaowei (Kevin) Jin
Name:	Zhaowei (Kevin) Jin
Title:	Director

XIAODONG (DAVE) YANG

By:	/s/ Xiaodong (Dave) Yang

Vimicro Tianjin Corporation

By:	/s/ Xiaodong (Dave) Yang
Name:	Xiaodong (Dave) Yang
Title:	Director

SHENGDA ZAN

By:	/s/ Shengda Zan